Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020-1001
United States of America
T: +1 212 506 2500
F: +1 212 262 1910

mayerbrown.com

September 11, 2025	Rudgee S. Charles
Partner
T: +1 212 506 2256
rcharles@mayerbrown.com

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Weidberg
Kayla Roberts

Re:	World Omni Auto Leasing LLC
World Omni LT
Registration Statement on Form SF-3
Originally Filed July 31, 2025, File Nos. 333-289150 and 333-289150-01

Ladies and Gentlemen:

This letter is provided on behalf of World Omni Auto Leasing LLC (the “Depositor”) and World Omni LT (the “Titling Trust” and, together with the Depositor, the “Registrants”) in response to the letter dated August 27, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced registration statement and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Registrants’ responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrants’ responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrants.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership which operates in temporary association with Hong Kong partnership Johnson Stokes & Master)
and Tauil & Chequer Advogados (a Brazilian law partnership).

United States Securities and
Exchange Commission

September 11, 2025

Form of Prospectus,

Underwriting, page 234

2.	We note your reference to Rule 15c6-1 of the Securities Exchange Act. Please revise your disclosure to reflect the final rule amendments adopted by the Commission shortening the standard settlement cycle for broker-dealer transactions in securities from two business days after the trade date to one business day after the trade date, unless otherwise expressly agreed to by the parties at the time of the transaction. Refer to Shortening the Securities Transaction Settlement Cycle, Exchange Act Release No. 34-96930 (February 15, 2023).

Response: We have revised the disclosure to refer to one business day after the trade date, unless otherwise expressly agreed to by the parties at the time of the transaction.

We hope that the foregoing has been responsive to the Staff’s comments.

Please feel free to call me at (212) 506-2256 with any questions.

Sincerely,

/s/ Rudgee S. Charles
Rudgee S. Charles

cc:	Casey L. Gunnell, Jr., World Omni Auto Leasing LLC and Auto Lease Finance LLC
Bryan Romano, World Omni Auto Leasing LLC and Auto Lease Finance LLC
Paula Pescaru, Esq., World Omni Auto Leasing LLC and Auto Lease Finance LLC
Jeffrey S. O’Connor, Counsel, Mayer Brown LLP